

1336 Brittmoore Rd
Houston, TX 77043

To Whom It May Concern:

I, James Peñas, certify that:

1. The financial statement of PayLight Energy, Inc. included in this Form are true and complete in all material aspects; and

2. There was no tax return filed for PayLight Energy, Inc. for the fiscal year ended December 31, 2018.

PayLight Energy, Inc. was incorporated on June 21, 2018 and is currently pre-revenue.

Regards,

James Peñas
Founder & CEO